FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

8 May 2026
(Hong Kong Stock Code: 5)

HSBC Holdings plc

Poll results of 2026 Annual General Meeting
and
Changes to Board and Committee Composition

1.        Poll Results

Following its Annual General Meeting ("AGM") held today, HSBC Holdings plc (the "Company") announces the results of the poll vote for each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 7, 10 and 13 were passed as ordinary resolutions and resolutions 8, 9, 11, 12, 14 and 15 were passed as special resolutions.

In line with the Board's recommendation, shareholder-requisitioned resolutions 16 and 17 failed.

The table below shows the votes cast on each resolution.

Votes cast on each resolution

	VOTESFOR	% OF VOTES CAST	VOTESAGAINST	% OF VOTES CAST	VOTESTOTAL	% OF ISC VOTED*	VOTESWITHHELD
1. To receive the Annual Report and Accounts 2025	9,352,267,376	99.25	71,071,843	0.75	9,423,339,219	54.84%	15,039,501
2. To approve the Directors' Remuneration Report	9,110,413,542	96.57	323,952,392	3.43	9,434,365,934	54.90%	3,688,841
3. (a) To elect Wei Sun Christianson as a Director	9,383,396,726	99.46	50,818,523	0.54	9,434,215,249	54.90%	3,961,511
3. (b) To re-elect Geraldine Buckingham as a Director	9,263,343,716	98.19	171,213,916	1.81	9,434,557,632	54.90%	3,514,326
3. (c) To re-elect Rachel Duan as a Director	9,368,067,422	99.30	66,499,082	0.70	9,434,566,504	54.90%	3,541,969
3. (d) To re-elect Georges Elhedery as a Director	9,399,389,308	99.62	35,729,210	0.38	9,435,118,518	54.91%	2,997,787
3. (e) To re-elect Dame Carolyn Fairbairn as a Director	9,392,370,895	99.55	42,639,462	0.45	9,435,010,357	54.91%	3,111,787
3.(f) To re-elect James Forese as a Director	8,651,535,493	91.94	758,035,542	8.06	9,409,571,035	54.76%	28,499,994
3.(g) To re-elect Steven Guggenheimer as a Director	9,398,284,753	99.62	36,312,755	0.38	9,434,597,508	54.90%	3,570,258
3.(h) To re-elect Manveen (Pam) Kaur as a Director	9,387,532,646	99.50	47,043,595	0.50	9,434,576,241	54.90%	3,464,675
3.(i) To re-elect Dr José Antonio Meade Kuribreña as a Director	9,368,852,101	99.30	65,652,891	0.70	9,434,504,992	54.90%	3,578,043
3.(j) To re-elect Kalpana Morparia as a Director	9,356,603,367	99.17	77,879,065	0.83	9,434,482,432	54.90%	3,589,734
3.(k) To re-elect Eileen Murray as a Director	9,397,292,345	99.60	37,284,636	0.40	9,434,576,981	54.90%	3,510,168
3.(l) To re-elect Brendan Nelson as a Director	8,699,120,727	92.26	730,000,615	7.74	9,429,121,342	54.87%	8,979,231
3.(m) To re-elect Swee Lian Teo as a Director	9,224,761,321	97.78	209,703,921	2.22	9,434,465,242	54.90%	3,572,199
4. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	9,091,694,668	96.36	343,512,650	3.64	9,435,207,318	54.91%	3,092,352
5. To authorise the Group Audit Committee to determine the remuneration of the Auditor	9,257,604,031	98.11	177,973,124	1.89	9,435,577,155	54.91%	2,796,720
6. To authorise the Company to make political donations	9,275,981,112	98.33	157,525,885	1.67	9,433,506,997	54.90%	4,778,627
7. To authorise the Directors to allot shares	8,935,473,732	94.71	499,066,007	5.29	9,434,539,739	54.90%	3,744,260
8. To disapply pre-emption rights (special resolution)	9,328,507,195	98.89	104,250,412	1.11	9,432,757,607	54.89%	5,451,361
9. To further disapply pre-emption rights for acquisitions (special resolution)	9,328,998,960	98.90	104,105,590	1.10	9,433,104,550	54.90%	5,131,145
10. To authorise the Directors to allot any repurchased shares	9,402,864,808	99.69	28,947,230	0.31	9,431,812,038	54.89%	6,346,566
11. To authorise the Company to purchase its own ordinary shares (special resolution)	9,421,642,524	99.88	11,269,982	0.12	9,432,912,506	54.89%	5,453,795
12. To approve the form of share repurchase contract (special resolution)	9,421,583,660	99.89	10,265,033	0.11	9,431,848,693	54.89%	6,445,841
13. To authorise the Directors to allot equity securities in relation to the issue of Contingent Convertible Securities	9,392,529,084	99.56	41,436,871	0.44	9,433,965,955	54.90%	4,330,007
14. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities (special resolution)	9,375,497,716	99.39	57,895,092	0.61	9,433,392,808	54.90%	4,902,375
15. To call general meetings (other than an AGM) on 14 clear days' notice (special resolution)	8,983,238,425	95.21	451,830,712	4.79	9,435,069,137	54.91%	3,320,271
16. Shareholder requisitioned resolution: Midland Clawback Campaign 1 (special resolution)	368,772,377	3.92	9,042,765,063	96.08	9,411,537,440	54.77%	26,712,918
17. Shareholder requisitioned resolution: Midland Clawback Campaign 2 (special resolution)	378,937,083	4.02	9,037,226,680	95.98	9,416,163,763	54.80%	22,098,904
* based on total issued share capital (the "ISC") as at 12.01am (London time) on Thursday 7 May 2026. The Company held no ordinary shares in treasury.

2.         Changes to Board and Committee Composition

Changes to the Board and Committee composition, which took effect from the conclusion of the AGM, were announced on 6 May 2026.

3.         Other

●       Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

●       A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the UK Financial Conduct Authority for publication, and will shortly be available for inspection via the National Storage Mechanism which is located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

●       As at 12.01am (London time) on Thursday 7 May 2026, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 17,183,563,842. The Company held no ordinary shares in treasury. A vote 'withheld' is not a vote in law and is therefore not counted in the                calculation of the proportion of the votes 'for' and 'against' a resolution.

●       In accordance with Rule 13.39(5A) of the Hong Kong Listing Rules all Directors attended the AGM.

●       In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting.

As at the time of this announcement, the following are Directors of the Company: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Angela McEntee
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 08 May 2026